Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

May 3, 2021

CONFIDENTIAL SUBMISSION
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Re:	AxonPrime Infrastructure Acquisition Corporation Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of AxonPrime Infrastructure Acquisition Corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the JOBS Act) as of the date of the submission of the Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.  A public filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

Please do not hesitate to contact me at (212) 918-3267 or raftanas@hoganlovells.com with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Richard Aftanas

Richard Aftanas

cc:
Dinakar Singh, Chief Executive Officer, AxonPrime Infrastructure Acquisition Corporation
Jon Layman, Chief Financial Officer, AxonPrime Infrastructure Acquisition Corporation
Paul Tropp, Ropes & Gray LLP

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